MFS VARIABLE INSURANCE TRUST
                            MFS/SUNLIFE SERIES TRUST

             500 Boylston Street, Boston, Massachusetts 02116-3741
                                  617-954-5000




                                        April 20, 2007

VIA EDGAR (as Correspondence)
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re: Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A for MFS Variable Insurance Trust ("VIT") (Files Nos. 33-74668; 811-8326)

          Post-Effective Amendment No. 38 to Registration Statement on Form N-1A for MFS/Sun Life Series Trust ("Series Trust"; together with VIT, the "Trusts") (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

     As requested, in connection with the filings of the above-referenced Registration Statements, we acknowledge the following:

(i) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Trusts may not assert the comment process with the SEC or its staff in connection with the preliminary filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     The Trusts note that, as indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

     If you have any questions, please call the undersigned at 617-954-4340.

                                        Very truly yours,


                                        MFS VARIABLE INSURANCE TRUST
                                        MFS/SUN LIFE SERIES TRUST



                                        /S/ Susan A. Pereira
                                        Susan A. Pereira
                                        Assistant Secretary